Jefferies LLC

Piper Jaffray & Co.

c/o Jefferies LLC

520 Madison Avenue

New York, New York 10022

July 30, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:	Justin Dobbie

J. Nolan McWilliams

Re:	Marrone Bio Innovations, Inc.

Registration Statement Filed on Form S-1

Registration Number 333-189753

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-1, and pursuant to Rule 461 under the Securities Act of 1933, as representatives for the underwriters in the offering of shares of common stock of Marrone Bio Innovations, Inc. (the “Company”), pursuant to such Registration Statement (the “Offering”), we hereby join the Company in requesting that the effective date for such Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Time, on August 1, 2013, or as soon thereafter as practicable.

We wish to advise you that, pursuant to Rule 460 under the Securities Act of 1933, as amended, we will provide each underwriter and dealer who it is reasonably anticipated will be invited to participate in the Offering as many copies of the preliminary prospectus, dated July 22, 2013 (the “Preliminary Prospectus”), as appears to be reasonable to secure adequate distribution of such Preliminary Prospectus. We also wish to advise you that approximately 2,875 copies of the Preliminary Prospectus have been distributed by the underwriters to dealers, investors (institutional and investors) and certain other entities.

We confirm that the underwriters participating in the Offering are aware of their obligations under Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours, JEFFERIES LLC

By:		/s/ Ashley Delp
	Name:	Ashley Delp
	Title:	Managing Director

PIPER JAFFRAY & CO.

By:		/s/ Christie L. Christina
	Name:	Christie L. Christina
	Title:	Managing Director